File No. 812-15931

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

BLUEBAY DESTRA INTERNATIONAL EVENT-DRIVEN CREDIT FUND

RBC BLUEBAY ENHANCED INCOME FUND

RBC FUNDS TRUST

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

RBC GLOBAL ASSET MANAGEMENT (UK) LIMITED

THE BLUEBAY EVENT DRIVEN CREDIT FUND LIMITED

THE BLUEBAY EVENT DRIVEN CREDIT (MASTER) FUND LIMITED

THE BLUEBAY EVENT DRIVEN CREDIT FUND LP

BLUEBAY DEVELOPED MARKETS SPECIAL SITUATIONS FUND I SCSP RAIF

BLUEBAY DEVELOPED MARKETS SPECIAL SITUATIONS FUND I INVESTMENTS SCA SICAV-RAIF

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LIMITED

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LP

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES (MASTER) FUND LIMITED

AMENDMENT NO. 1 TO APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i)
OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT
COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Stephen T. Cohen Dechert LLP 1900 K Street NW Washington, DC 20006 Telephone: (202) 261-3304	Alexander C. Karampatsos Dechert LLP 1900 K Street NW Washington, DC 20006 Telephone: (202) 261-3402

Copies to:

Tara Tilbury RBC Global Asset Management (U.S.) Inc. 250 Nicollet Mall, Suite 1550 Minneapolis, MN 55401 Telephone: (612) 376-7128	David Orrell RBC Global Asset Management (UK) Limited 100 Bishopsgate, London, United Kingdom EC2N 4AA Telephone: +44(0)20 7389 0346

August 25, 2026

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

●	BlueBay Destra International Event-Driven Credit Fund, an externally managed, closed-end management investment company registered under the 1940 Act (the “Destra Fund”);

●	RBC BlueBay Enhanced Income Fund, an externally managed, closed-end management investment company registered under the 1940 Act (the “RBC Fund”);

●	RBC Funds Trust, an externally managed, open-end management investment company registered under the 1940 Act (together with the Destra Fund and the RBC Fund, the “Existing Regulated Funds”);

●	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

●	BlueBay Developed Markets Special Situations Fund I SCSp RAIF and BlueBay Developed Markets Special Situations Fund I Investments SCA SICAV-RAIF, each of which is a separate and distinct legal entity that is an affiliate of an Existing Adviser and each of which is an Affiliated Entity[2] (“Certain Affiliated Entities”);

●	RBC Global Asset Management (U.S.) Inc., the investment adviser to the RBC Fund and the series of the RBC Funds Trust (“RBC U.S.”), on behalf of itself and its successors[3]; and

●	RBC Global Asset Management (UK) Limited, the investment sub-adviser to the Existing Regulated Funds, as applicable, and investment adviser to the Existing Affiliated Funds and Certain Affiliated Entities (“RBC UK” and together with RBC U.S., the “Existing Advisers” and, together with the Existing Regulated Funds, the Existing Affiliated Funds and Certain Affiliated Entities, the “Applicants”),[4] on behalf of itself and its successors.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates, and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates, that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[3]	The term “successor” means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.
[4]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A. The Destra Fund

The Destra Fund was organized under the Delaware Statutory Trust Act on November 13, 2017 and is a non-diversified, closed-end management investment company registered under the 1940 Act. The Destra Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and intends to qualify annually and has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Destra Fund’s principal place of business is c/o Ultimus Fund Solutions, 225 Pictoria Drive, Cincinnati, OH 45246..

[5]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (or series thereof, as applicable) (a) that is an open-end or closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]	“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.
[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

The Destra Fund’s investment objective is to provide attractive total returns, consisting of income and capital appreciation. Under normal market conditions, the Destra Fund will invest at least 80% of its total assets (including borrowings for investment purposes) in credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Destra Fund to have the potential to provide a high level of total return. Credit related instruments include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents. There is no limit on the credit quality, duration or maturity of any investment in the Destra Fund’s portfolio. Under normal market conditions, the Destra Fund will invest at least 40% of its total assets in securities of non-U.S. issuers, which may include those in emerging markets.

The Destra Fund’s investment adviser is Destra Capital Advisors LLC (“Destra”), and the Destra Fund’s sub-adviser is RBC UK.9 The Destra Fund is managed under the direction of a Board, which consists of five members, four of whom are not “interested persons” of the Destra Fund within the meaning of Section 2(a)(19) of the 1940 Act.10

B. The RBC Fund

The RBC Fund was organized under the Delaware Statutory Trust Act on September 23, 2025 and is a diversified, closed-end management investment company registered under the 1940 Act. The RBC Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act and intends to elect to be treated and to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The RBC Fund’s principal place of business is 250 Nicollet Mall, Suite 1550, Minneapolis, MN 55401.

The RBC Fund’s investment objective is to provide total return primarily consisting of income. In pursuing its investment objective, the RBC Fund invests primarily in equity and debt tranches of collateralized loan obligations (“CLOs”), issued in the U.S. or European markets that are collateralized by a portfolio consisting primarily of below investment grade senior secured loans with a large number of distinct underlying borrowers across various industry sectors. The RBC Fund may also invest in other related securities and instruments or other securities and investments that are consistent with the RBC Fund’s investment objectives, including commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities, leveraged loans, money market instruments and securities issued or guaranteed by the U.S. Treasury. The RBC Fund may invest without limit in below investment grade fixed income instruments, which are commonly referred to as “junk” or “high-yield” instruments and are regarded as speculative with respect to the issuer’s ability to pay interest and repay principal. The RBC Fund may also engage in derivative transactions from time to time to hedge against interest rate, credit, currency and/or other risks, or for other risk management or investment purposes, including to accommodate additional investments. Over the long term and under normal market conditions, management expects at least 70% of the RBC Fund’s investment portfolio to comprise CLO investments and the rest, if any, to comprise other credit investments and short-term investments.

The RBC Fund’s investment adviser is RBC U.S., and the RBC Fund’s sub-adviser is RBC UK. The RBC Fund is managed under the direction of a Board which is different than that of the Destra Fund and consists of eight members, seven of whom are not “interested persons” of the RBC Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C. RBC Funds Trust

RBC Funds Trust (the “Trust”) is registered under the 1940 Act as an open-end management investment company. The Trust was formerly known as Tamarack Funds Trust and was organized as a Delaware statutory trust on December 16, 2003 and currently consists of 18 series, each of which pursues distinct investment objectives and strategies and offers one or more classes of shares. The Board of Trustees of the Trust may establish additional series

[9]	Destra is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of the Existing Advisers; or (ii) an affiliated person of an affiliated person of the Existing Advisers, except for the affiliation that may arise as a result of serving as the investment adviser to the Destra Fund, which is sub-advised by RBC UK.
[10]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

(with different investment objectives and fundamental policies), or additional classes of shares, at any time in the future. Establishment and offering of additional series or classes will not alter the rights of the Trust’s shareholders. The Trust has elected to be treated and to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. The Trust’s principal place of business is 250 Nicollet Mall, Suite 1550, Minneapolis, MN 55401.

RBC U.S. acts as the investment advisor for the series of the Trust and RBC UK serves as the investment sub-advisor to certain series. The officers of the Trust are also employees of RBC U.S. The Trust is managed under the direction of a Board which is the same Board as the RBC Fund and consists of eight members, seven of whom are not “interested persons” of the Trust within the meaning of Section 2(a)(19) of the 1940 Act.

D. RBC U.S.

RBC U.S. serves as the investment adviser to the Trust and the RBC Fund, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. RBC U.S. is a wholly owned subsidiary of Royal Bank of Canada and is a registered investment adviser with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

E. RBC UK

RBC UK serves as the investment sub-adviser to the Existing Regulated Funds and serves as the investment adviser to each of the Existing Affiliated Funds and Certain Affiliated Entities, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. RBC UK is a corporation organized under the laws of the United Kingdom and is a registered investment adviser with the Commission under the Advisers Act.

Under the terms of separate investment sub-advisory and/or advisory agreements with each of the Existing Regulated Funds, Existing Affiliated Funds and Certain Affiliated Entities, respectively, RBC UK, among other things, will manage the investment portfolios, direct purchases and sales of portfolio securities and regularly report thereon to the Existing Regulated Funds, Existing Affiliated Funds and Certain Affiliated Entities, as applicable, respective officers and boards.

F. The Existing Affiliated Funds and Certain Affiliated Entities

RBC UK is the investment adviser to the Existing Affiliated Funds and Certain Affiliated Entities. RBC UK is registered as an investment adviser under the Advisers Act. A complete list of the Existing Affiliated Funds is included in Appendix A. Each of the Existing Affiliated Funds would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.11

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

[11]	In the future, an Affiliated Entity that is not a Regulated Fund may register as an investment company or elect to be regulated as a BDC under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this Application.

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”12 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to an open-end fund or closed-end fund, or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to

[12]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.13

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,14 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,15 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.16

4. No Remuneration. Any transaction fee17 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a

[13]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[14]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a business development company’s (“BDC”) directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act. Solely for purposes of conditions 2 and 6(b) of this Application, a designated committee of the board of a Regulated Fund may take the steps required of the Required Majority, so long as: (a) such committee consists of at least three directors who both have no financial interest in the relevant transaction and are not interested persons of the Regulated Fund, a majority of whom approve the transaction; and (b) a report on all Co-Investment Transactions considered by the designated committee, including the committee’s decision on each such transaction and the information described in Section 57(f)(3) that the committee has recorded with respect to each such transaction, is provided to the entire board of the Regulated Fund at the board’s next regularly-scheduled meeting.
[15]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[16]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[17]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.18

6. Dispositions:

(a) Prior to any Disposition19 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.20

7. Board Oversight

(a) Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b) Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c) At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d) Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

[18]	The Affiliated Entities may adopt shared Co-Investment Policies.
[19]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[20]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(e) The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).21

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

[21]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).22 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Tara Tilbury RBC Global Asset Management (U.S.) Inc. 250 Nicollet Mall, Suite 1550 Minneapolis, MN 55401 Telephone: (612) 376-7128	David Orrell RBC Global Asset Management (UK) Limited 100 Bishopsgate, London, United Kingdom EC2N 4AA Telephone: +44(0)20 7389 0346

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Stephen T. Cohen Dechert LLP 1900 K Street NW Washington, DC 20006 Telephone: (202) 261-3304	Alexander C. Karampatsos Dechert LLP 1900 K Street, NW Washington, DC 20006 Telephone: (202) 261-3402

[22]	See, e.g., The Pre-IPO and Growth Fund, et al. (File No. 812-15867) Release No. IC-35910 (January 23, 2026) (notice), Release No. IC-35967 (February 19, 2026) (order); Carlyle Secured Lending, Inc., et al. (File No. 812-15836) Release No. IC-35911 (January 23, 2026) (notice), Release No. IC-35959 (February 18, 2026) (order); AMG Pantheon Master Fund, LLC, et al. (File No. 812-15932) Release No. IC-35905 (January 16, 2026) (notice), Release No. IC-35950 (February 11, 2026) (order); Forum Real Estate Income Fund, et al. (File No. 812-15907) Release No. IC-35899 (January 14, 2026) (notice), Release No. IC-35949 (February 10, 2026) (order); Hamilton Lane Private Assets Fund, et al. (File No. 812-15888) Release No. IC-35903 (January 14, 2026) (notice), Release No. IC-35947 (February 10, 2026) (order); AOG Institutional Fund, et al. (File No. 812-15868) Release No. IC-35861 (January 6, 2026) (notice), Release No. IC-35934 (February 4, 2026) (order); AB Private Credit Investors Corporation, et al. (File No. 812-15826) Release No. IC-35862 (January 6, 2026) (notice), Release No. IC-35933 (February 4, 2026) (order); Source Capital /DE/, et al. (File No. 812-15882) Release No. IC-35849 (January 2, 2026) (notice), Release No. IC-35919 (January 28, 2026) (order); Lafayette Square USA, Inc., et al. (File No. 812-15863) Release No. IC-35842 (December 23, 2025) (notice), Release No. IC-35906 (January 21, 2026) (order); Barings Corporate Investors, et al. (File No. 812-15800) Release No. IC-35826 (December 16, 2025) (notice), Release No. IC-35904 (January 15, 2026) (order); Onex Direct Lending BDC Fund, et al. (File No. 812-15856) Release No. IC-35822 (December 16, 2025) (notice), Release No. IC-35901 (January 13, 2026) (order); Kayne Anderson Energy Infrastructure Fund, Inc., et al. (File No. 812-15843) Release No. IC-35835 (December 18, 2025) (notice), Release No. IC-35878 (January 13, 2026) (order); NB Private Markets Access Fund LLC, et al. (File No. 812-15831) Release No. IC-35827 (December 16, 2025) (notice), Release No. IC-35877 (January 13, 2026) (order); Oxford Square Capital Corp., et al. (File No. 812-15840) Release No. IC-35820 (December 11, 2025) (notice), Release No. IC-35860 (January 6, 2026) (order).

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. A copy of the resolutions is provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of August, 2026.

BLUEBAY DESTRA INTERNATIONAL EVENT-DRIVEN CREDIT FUND

By	/s/ Robert Watson
	Name:	Robert Watson
	Title:	President

RBC BlueBay ENHANCED INCOME FUND

By	/s/ Tara Tilbury
	Name:	Tara Tilbury
	Title:	Secretary

RBC FUNDS TRUST

By	/s/ Tara Tilbury
	Name:	Tara Tilbury
	Title:	Secretary

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

By	/s/ Brandon Lew
	Name:	Brandon Lew
	Title:	President and Chief Financial Officer

RBC GLOBAL ASSET MANAGEMENT (UK) LIMITED

By	/s/ Erich Gerth
	Name:	Erich Gerth
	Title:	Director

THE BLUEBAY EVENT DRIVEN CREDIT FUND LIMITED

By	/s/ Tracey McDermott
	Name:	Tracey McDermott
	Title:	Director

THE BLUEBAY EVENT DRIVEN CREDIT FUND LP acting by its General Partner THE BLUEBAY EVENT DRIVEN CREDIT GENERAL PARTNER LIMITED

By	/s/ Neil Sills
	Name:	Neil Sills
	Title:	Director

THE BLUEBAY EVENT DRIVEN CREDIT (MASTER) FUND LIMITED

By	/s/ Nicholas Williams
	Name:	Nicholas Williams
	Title:	Director

BLUEBAY DEVELOPED MARKETS SPECIAL SITUATIONS FUND I SCSP RAIF

By	/s/ William Jones
	Name:	William Jones
	Title:	Director

BLUEBAY DEVELOPED MARKETS SPECIAL SITUATIONS FUND I INVESTMENTS SCA SICAV-RAIF

By	/s/ Henry Kelly
	Name:	Henry Kelly
	Title:	Director

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LIMITED

By	/s/ Tracey McDermott
	Name:	Tracey McDermott
	Title:	Director

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LP acting by its General Partner BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND GENERAL PARTNER LIMITED

By	/s/ Neil Sills
	Name:	Neil Sills
	Title:	Director

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES (MASTER) FUND LIMITED

By	/s/ Nicholas Williams
	Name:	Nicholas Williams
	Title:	Director

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of each entity listed below, that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLUEBAY DESTRA INTERNATIONAL EVENT-DRIVEN CREDIT FUND

By	/s/ Robert Watson
	Name:	Robert Watson
	Title:	President

RBC BlueBay ENHANCED INCOME FUND

By	/s/ Tara Tilbury
	Name:	Tara Tilbury
	Title:	Secretary

RBC FUNDS TRUST

By	/s/ Tara Tilbury
	Name:	Tara Tilbury
	Title:	Secretary

RBC GLOBAL ASSET MANAGEMENT (U.S.) INC.

By	/s/ Brandon Lew
	Name:	Brandon Lew
	Title:	President and Chief Financial Officer

RBC GLOBAL ASSET MANAGEMENT (UK) LIMITED

By	/s/ Erich Gerth
	Name:	Erich Gerth
	Title:	Director

THE BLUEBAY EVENT DRIVEN CREDIT FUND LIMITED

By	/s/ Tracey McDermott
	Name:	Tracey McDermott
	Title:	Director

THE BLUEBAY EVENT DRIVEN CREDIT FUND LP acting by its General Partner THE BLUEBAY EVENT DRIVEN CREDIT GENERAL PARTNER LIMITED

By	/s/ Neil Sills
	Name:	Neil Sills
	Title:	Director

THE BLUEBAY EVENT DRIVEN CREDIT (MASTER) FUND LIMITED

By	/s/ Nicholas Williams
	Name:	Nicholas Williams
	Title:	Director

BLUEBAY DEVELOPED MARKETS SPECIAL SITUATIONS FUND I SCSP RAIF

By	/s/ William Jones
	Name:	William Jones
	Title:	Director

BLUEBAY DEVELOPED MARKETS SPECIAL SITUATIONS FUND I INVESTMENTS SCA SICAV-RAIF

By	/s/ Henry Kelly
	Name:	Henry Kelly
	Title:	Director

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LIMITED

By	/s/ Tracey McDermott
	Name:	Tracey McDermott
	Title:	Director

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LP acting by its General Partner BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND GENERAL PARTNER LIMITED

By	/s/ Neil Sills
	Name:	Neil Sills
	Title:	Director

BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES (MASTER) FUND LIMITED

By	/s/ Nicholas Williams
	Name:	Nicholas Williams
	Title:	Director

APPENDIX A

Existing Affiliated Entities	Investment Adviser or Investment Sub-Adviser to Existing Affiliated Entities
THE BLUEBAY EVENT DRIVEN CREDIT FUND LIMITED	RBC Global Asset Management (UK) Limited
THE BLUEBAY EVENT DRIVEN CREDIT FUND LP	RBC Global Asset Management (UK) Limited
THE BLUEBAY EVENT DRIVEN CREDIT (MASTER) FUND LIMITED	RBC Global Asset Management (UK) Limited
BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LIMITED	RBC Global Asset Management (UK) Limited
BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES FUND LP	RBC Global Asset Management (UK) Limited
BLUEBAY GLOBAL SECURITIZED CREDIT OPPORTUNITIES (MASTER) FUND LIMITED	RBC Global Asset Management (UK) Limited

A-1

APPENDIX B

Resolutions of the Board of Trustees of BlueBay Destra International Event-Driven Credit Fund

RESOLVED, that the officers of the BlueBay Destra International Event-Driven Credit Fund (the “Fund”) be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name, to prepare, execute, and cause to be filed with the Securities and Exchange Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act (“Rule 17d1”), authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and

FURTHER RESOLVED, that all acts previously done by any officer of the Fund, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund.

B-1

APPENDIX C

Resolutions of the Board of Trustees of RBC BlueBay Enhanced Income Fund

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the Commission an application (the “Application”) for an order to authorize the entering into of certain joint transactions that otherwise may be prohibited by the 1940 Act and the rules promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of GAM-US, GAM-UK, and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and be it

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

C-1

APPENDIX D

Resolutions of the Board of Trustees of the RBC Funds Trust

WHEREAS, the Board deems it is advisable and in the best interest of the Trust to file with the Securities and Exchange Commission (the “SEC”) an application (the “Application”) for an order to authorize the entering into of certain joint transactions that otherwise may be prohibited by the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name, to prepare, execute, and cause to be filed with the SEC an Application for an Order of Exemption, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and be it

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Trust or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Trust.

D-1